Exhibit 99.2

INTERMAP TECHNOLOGIES CORPORATION

Annual General Meeting of Shareholders

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

MEETING DATE, TIME AND LOCATION

Date: June 24, 2026

Time: 10:30 a.m. EDT

Location: TMX Market Centre, Bourse Room, 120 Adelaide St W, Toronto, ON M5H 1S3

You are receiving this notification because Intermap Technologies Corporation (the “Corporation”) will be using the notice and access model (“N&A”) for the delivery of meeting materials to our shareholders in respect of our upcoming annual general and special meeting to be held on June 24, 2026 (the “Meeting”). Under N&A, shareholders still receive a form of proxy (“Proxy”) or voting instruction form (“VIF”) enabling them to vote at the Meeting by proxy. However, instead of a paper copy of the full Information Circular – Proxy Statement (“Information Circular”), shareholders receive this notification which provides guidelines on how to access the Information Circular electronically. Adopting N&A to deliver materials is more environmentally friendly as it reduces paper use and lowers the Corporation’s costs for printing and mailing.

– Matters to be Voted on at the Meeting –

The resolutions to be voted on at the Meeting are listed below, along with the section name in the Information Circular where further detail regarding the matter is provided. Shareholders are reminded to review the Information Circular carefully before voting as it has been prepared to help you make an informed decision.

1.	Annual Report, Financial Statements and Auditors’ Report
2.	Election of Directors
3.	Appointment of Auditors
4.	Other Matters

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SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

– How to Access the Meeting Materials –

How to View Online: You may access the Meeting materials (Information Circular and related materials) on or after May 25, 2026 as follows:

Website: www.intermap.com/investors

or

SEDAR+ profile: www.sedarplus.com

How to Receive a Paper Copy: If you would like to receive a paper copy of the Meeting materials by mail, you may contact the Corporation at votingmaterials@intermap.com (there is no charge to you for requesting a paper copy). To receive a paper copy of the Meeting materials in time to vote before the Meeting, your request should be received by June 15, 2026.

If you do request a paper copy of the Meeting materials, please note that another VIF will not be sent; please retain the enclosed VIF for voting purposes.

– How to Vote Your Shares –

Beneficial shareholders may vote or appoint a proxy using the accompanying VIF at least one business day in advance of the proxy deposit deadline noted on the VIF. You should carefully follow the instructions of your intermediary, including those regarding when and where the VIF is to be delivered.

Registered shareholders also have the option to vote online. Please visit https://vote.odysseytrust.com to vote online. Registered shareholders will require the CONTROL NUMBER printed on their Proxy.

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